NEWS RELEASE

No. 07-31

INNEXUS BIOTECHNOLOGY ANNOUNCES INSERT TOPIC OF NEWS RELEASE

BRITISH COLUMBIA, Canada—11 December 2007—InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Judith James, M.D., Ph.D., Lou Kerr Chair in Biomedical Research at the Oklahoma Medical Research Foundation and Professor of Medicine/Adjunct Professor of Pathology at the University of Oklahoma Health Sciences Center, has joined InNexus’ Scientific Advisory Board.  Dr. James joins Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation and InNexus Scientific Advisory Board Chairman, Dr. John D. Minna, Dr. Carlos L. Arteaga, Dr. Ellen Vitetta and Dr. Martin Weigert.

Welcoming Dr. James, Dr. J. Donald Capra, Chairman of the SAB, said, “Judith’s experience as a clinician and researcher along with her hands-on work in rheumatology, makes her a great addition to the InNexus team.  Please join me in welcoming her”.

Dr. James’ research interests focus on understanding the etiology and pathogenesis of lupus and related disorders, the evolution and pathogenic mechanisms of antibodies in systemic rheumatic disease, and development of diagnostic assays for autoimmune disorders. Her work has made seminal contributions to understanding how autoimmune diseases start and the concept of humoral epitope spreading. She has published over 80 articles concerning these and related topics in journals such as the New England Journal of Medicine, Nature Medicine, Journal of Experimental Medicine, Proceedings of the National Academy of Science, Immunological Reviews and the Journal of Clinical Investigation to name a few. A sought-after speaker, Dr. James has conducted lectures for the American College of Rheumatology, International Systemic Lupus Erythematosus Meetings, and the International Vasculitis Meeting, among others. Dr. James has received several prestigious awards including the Presidential Early Career Award for Scientists. She serves in national/international leadership positions with the American College of Rheumatology and the Lupus Foundation of America. She is a study section member with the National Institutes of Health (NIH). She has also served on several NIH advisory committees and provided testimony supporting the NIH at the Noel Laureates’ Hearing.

Dr. James received her Medical Degree and PhD in Immunology from the Oklahoma Health Sciences Center and is board certified in Internal Medicine and Rheumatology. She continues to practice adult rheumatology, focusing on the systemic rheumatic diseases and her NIH grants include Principle Investigator (PI) of a newly funded Rheumatic Disease Research Cores Center, PI of a Center of Biomedical Research Center of Excellence in Mentoring Immunology, co-PI of a Specialized Center of Research in SLE, co-PI of an NIAID contract to understand influenza vaccination responses in immunosuppressed SLE patients and PI of a Native American Research Health Center project to understand rheumatic disease in American Indians.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Dr. Thomas Kindt, 480-862-7500 Chief Scientific Officer tkindt@ixsbio.com

The Investor Relations Group

Christine Berni/Joe Triunfo, 212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Media:

Janet Vasquez/ Michaela Heller, 212-825-3210

jvasquez@investorrelationsgroup.com

mheller@investorrelationsgroup.com

Endnotes

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